UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 33180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2016__ AND ENDING __12/31/2016__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Trading Services, Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

353 N Clark St, Suite 3200
                          (No. and Street)

Chicago	IL	60654-4721
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean Thomasson   (770)916-2593
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier and Deeter, LLC
                          (Name – *if individual, state last, first, middle name*)

1230 Peachtree St NE, Suite 1500	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul Adcock _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Trading Services, Inc _____ , as of December 31 _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

Dated: February 23, 2017

Amy Mauro
Notary Public

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Sean Thomasson _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Archipelago Trading Services, Inc _____ , as
of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Finance and Operations Principal
_____
Title

_____
Notary Public

TWILLIKKI B. DAVIS YOUNG
Notary Public, Georgia
Cobb County
My Commission Expires
September 19, 2019

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Archipelago Trading Services, Inc.

Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2016

Archipelago Trading Services, Inc.
Index
December 31, 2016



Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street, N.E
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Archipelago Trading Services, Inc.

We have audited the accompanying statement of financial condition of Archipelago Trading Services, Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of Archipelago Trading Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Archipelago Trading Services, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
February 24, 2017

Frazier & Deeter, LLC

A Member of American Institute of Certified Public Accountants, the AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board, CPAmerica International and PKF North America.

Archipelago Trading Services, Inc.
Statement of Financial Condition
December 31, 2016

($ in thousands, except share data)

Assets

Cash and cash equivalents	$ 5,925
Receivables from brokers, dealers, and subscribers (net of allowance for doubtful accounts of $0)	882
Other assets	21
Income tax receivable	2
Deferred tax asset	474
Total assets	$ 7,304

Liabilities and Stockholder's Equity

Liabilities

Payables to related parties	$ 265
Other payables	454
Total liabilities	719

Commitments and contingencies (Note 5)

Stockholder's equity

Common stock, $1 par; 7,500 shares authorized; 5,000 shares issued and outstanding	5
Additional paid-in capital	3,854
Retained earnings	2,726
Total stockholder's equity	6,585
Total liabilities and stockholder's equity	$ 7,304

The accompanying notes are an integral part of these financial statements.

($ in thousands)

1. Organization

Archipelago Trading Services, Inc. (the "Company"), a Florida corporation, is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of NYSE Group, Inc. (the "Parent"), a Delaware corporation. The Parent is a wholly-owned subsidiary of NYSE Holdings LLC.

The Company's principal activities consist of the operation of an Alternative Trading System ("ATS") designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. The Company does not carry security accounts for subscribers or perform custodial functions relating to subscriber securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company clears all transactions through Archipelago Securities, LLC (the "Clearing Broker"), a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Commissions and related brokerage and clearing expenses related to subscriber transactions are recorded on a trade date basis. Commissions are earned on a per trade basis, based on shares transacted, and are recognized as transactions occur. For each transaction executed, there is an associated liquidity payment or routing charge paid.

The Company pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed. The Company collects activity assessment fees from subscribers and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Company to the SEC. As a result, Section 31 fees do not have an impact on the Company's net income.

Connectivity fees are recognized on a monthly basis according to the number of ports used by subscribers.

($ in thousands)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2016, included $0 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned.

Receivables from Brokers, Dealers and Subscribers

Receivables consist of accrued commissions for trade executions and amounts due from the Clearing Broker. The Company maintains an allowance for doubtful accounts based upon the estimated collectability of accounts receivable. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense, which is included in general and administrative expense in the statement of operations.

Fair Value of Financial Instruments

The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value. When measuring fair value, the Company identifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2016, the Company's cash equivalents include $0 of investment in money market funds that are classified as Level 1, because there are quoted prices in active markets for the funds.

Income Taxes

The Company is included in the consolidated federal and certain state unitary income tax returns filed by the Parent. The Company also files separate state and local income tax returns in certain other states. Federal and unitary state income taxes payable by the Parent on behalf of the Company are included as a component of payables to related parties. Income taxes reflected in the accompanying financial statements are calculated as if the Company filed separate income tax returns and are accounted for under the liability method. The Company recognizes a current tax

($ in thousands)

liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of its assets and liabilities. The Company establishes valuation allowances if it believes that it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

3. **Related Party Transactions**

The Company pays clearing fees to the Clearing Broker. The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by FINRA, the Parent provides the Company with operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the ATS and to provide certain other corporate and business services.

The agreement was revised effective December 18, 2007, and provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the Company are recorded as expenses in the Company's financial statements. The Parent retains ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

Throughout the year a related party, the Securities Industry Automation Corporation ("SIAC") incurs costs for trade technology support provided to all the NYSE-affiliated markets. These costs include payroll and technology costs and are allocated to the parties to which it provides support.

Amounts due to the Parent for federal and unitary state income taxes paid (or payable) by the Parent on behalf of the Company were $171 at December 31, 2016. As part of operations, certain cash receipts/disbursements are received and paid through related parties. Balances resulting from the above transactions resulted in a payable to related parties of $94, net of taxes payable, at December 31, 2016.

4. **Concentration and Credit Risk**

In the normal course of business, the Company's activities involve the execution of securities transactions for broker-dealers, which are cleared and settled by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the subscriber's or broker's inability to meet the terms of their contracts. Should the subscriber or Clearing Broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Subscriber trades pending at December 31, 2016, were settled without an adverse effect on the Company's financial statements taken as a whole. The maximum exposure the Company is exposed to varies based on daily trading activities and the maximum potential losses to such exposure cannot be estimated.

The Company has credit risk related to transaction fees that are billed to subscribers on a monthly basis, in arrears. The Company's exposure to credit risk can be directly impacted by volatile

($ in thousands)

securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

As of December 31, 2016, four subscribers accounted for 45% of receivables from brokers, dealers, and subscribers.

5. Commitments and Contingencies

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from subscriber accounts introduced by the Company. However, in the Company's experience there have not been claims or losses pursuant to these contracts, and the Company expects the risk of loss to be remote. As such, the Company has not recorded any liability related to this indemnification. The Company is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

6. Income Taxes

As of December 31, 2016, the Company had approximately $4,344 federal and state net operating loss carry forwards which are set to expire beginning in 2021 through 2022, resulting in deferred tax assets of $593. The Company had a $168 valuation allowance for the net operating loss deferred tax asset since the Company believes it is more likely than not that this amount will not be realized in the foreseeable future. Remaining deferred tax assets are primarily attributable to stock based compensation. The Company's 2011-2016 tax years remain subject to examination by the relevant tax authorities.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5 or 6- 2/3% of aggregate indebtedness. As of December 31, 2016, the Company had net capital of $5,206 which was $5,158 in excess of its required net capital of $48. The ratio of the Company's aggregate indebtedness to net capital was 0.14 to 1.

8. Subsequent Events

The Company has evaluated subsequent events through February 24, 2017, which is the date this financial statement was available to be issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying financial statement.